## Dear Shareholders:

Lexington Troika Dialog Russia Fund generated a total return of 101.1%* for the six-month period ended June 30, 1999. This compares with a total return of 34.59% for the average emerging markets fund monitored by Lipper, Inc. and a gain of 113.2% for the unmanaged Russian Trading System Index (the ''Index''). The Fund maintains a fixed income position to provide more liquidity and stability in contrast to the Index which has no fixed income component.

### Portfolio Review

In our last report to you, we commented on the political and economic crisis taking place in Russia in the second half of 1998. The collapse of the ruble sent shock waves across Russia and, indeed, the world. As Russia's third prime minister of 1998 began to form his government, we closely monitored events within Russia and related events outside of Russia in order to best position the Fund's portfolio in such a turbulent environment. During this process, we observed a pronounced disparity between the Communist-influenced rhetoric of the new government and its policies and actions. Instead of nationalizing industries, the government continued the process of privatization. Rather than flooding the economy with new rubles, the government tightly controlled the emission of money. In fact, the policies of this new government seemed, increasingly, to be a continuation of the policies of the former government. As the political crises subsided and our confidence in the government's commitment to more moderate economic policies grew, we noted more and more signs of stability in the economy and in the equity markets. Seeing a limit to the downside in Russia, we made a strategic decision in December of 1998 to allocate more of the Fund's assets to equities and less to cash. Within equities, we continued to emphasize the larger, more liquid names and those names best able to capitalize on the economic environment. Oil companies, with hard currency revenues and ruble costs, are a good example of the type of stocks that we have emphasized.

This investment strategy produced very strong returns in the first half of 1999, as noted above. During this time, three notable and interrelated trends have supported our investment strategy and have contributed to an improving environment in Russia. These are: 1) a recovery in the world price of oil; 2) growing political stability; and 3) economic stabilization. Oil is Russia's number one export. The recovery in the world price of oil has had a very positive impact on Russian oil companies and, because of its large weighting in oil stocks, on the Fund. In another positive development for the oil industry, the Russian government, in February, passed the long awaited Production Sharing Agreement (PSA) legislation, which will facilitate the investment of tens of billions of dollars of foreign capital into the Russian oil industry. The passage of the PSA legislation was made possible, in part, by a stabilizing political environment. By forming a ''coalition'' government, which included Communist-supported appointments, former Prime Minister Primakov was able to bring more stability and consistency to the political and economic environment, which is in stark contrast to the widespread social unrest that was expected immediately following the crisis in the Fall of 1998. Political stability has, in turn, helped to produce a better economic environment. Thanks in part to the restraint of the government, the economy now appears to have bottomed out in the first half of 1999 and is beginning to turn upward. Tight monetary policy has kept inflation under control and has helped to stabilize the ruble. Domestic industrial production, enjoying the benefits of import substitution brought on by the devaluation of the ruble, experienced month-on-month and year-on-year increases in the first half of 1999. Import substitution, along with stronger oil prices, have improved Russia's external trade balance, which, in turn has contributed to stabilization in the country's foreign reserve holdings.

Import substitution has benefited a number of the Fund's holdings, including our consumer-oriented companies such as Sun Interbrew, Ltd. just as the rise in the price of oil has benefited the Fund's oil holdings. But the overall improvement in the economic environment benefited virtually all of the stocks in the Fund's portfolio, which were severely undervalued following last year's crisis.

## Market Outlook

The outlook for Russia continues to depend very heavily on politics. Although the political situation continues to be relatively stable, even after a failed impeachment attempt against President Yeltsin and yet another change in government, this relative calm may only be a prelude to a storm. Parliamentary elections are scheduled for December of 1999; the presidential election will take place in June of 2000. So we can expect plenty of political maneuvering leading up to these elections. But we can also expect some favorable changes. The support base for the Communists continues to age and there is growing fragmentation within the party. The disparate reform interests (with the exception of Yavlinsky) appear to be trying to unite as they realize how much is at stake in these elections. On the economic front, the government continues its moderate policies and has been able to enact a number of pieces of legislation which will further improve the economic environment and which are crucial to obtaining additional financing from the International Monetary Fund and the World Bank. The economic environment is expected to continue to improve which will bode well for the equity markets. So, we continue to be optimistic about the long-term outlook for Russia. Nevertheless, there are still considerable risks in the market, which can lead to the type of turmoil we saw in 1998. These risks include devaluation, expropriation, corruption, political and economic uncertainties, and liquidity, among others.

Given our overall long-term positive outlook for Russia within a framework of ongoing risk, we continue to place a great emphasis on liquidity while maintaining our higher level of equity exposure. We are well positioned to benefit from higher oil prices, but have also gained meaningful exposure to those sectors such as telecommunications, utilities, and consumer products, which provide exceptional value and should benefit from continuing economic improvement.

## Year 2000—Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value in one or more of the Fund's portfolio holdings will have a similar impact of the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,



Timothy D. McCarthy
Portfolio Manager
August, 1999



Richard M. Hisey, C.F.A.
Portfolio Manager
August, 1999



Robert M. DeMichele
President
August, 1999

* **(14.36%)** and **(18.26%)** are the one year and since commencement (07/03/96) average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. The Fund involves speculative investments, special risks, such as political, economic, and legal uncertainties, currency fluctuations, portfolio settlement, and custody risks, and risks of loss arising out of Russia's system of share registration. Share prices are subject to a redemption fee of 2% of the redemption proceeds. Total return represents past performance and is not predictive of future results. There is no guarantee that the Fund can achieve its objective.

## **Portfolio Summary** as of June 30, 1999
(unaudited)

### Asset Allocation



| | |
|---|---|
| Common & Preferred Stocks | 76% |
| Government Obligations | 3% |
| Cash & Cash Equivalents | 21% |

### Top Sector Holdings



| | |
|---|---|
| Oil & Gas Companies | 29% |
| Telecommunications | 19% |
| Utilities | 18% |
| Brewers | 4% |
| Metals and Mining | 3% |
| Auto Trucks & Parts | 1% |

### Top Ten Holdings (64% of Portfolio)

1. Surgutneftegaz - *Oil & Gas Holding Companies*
2. Lukoil Holdings of Russia - *Oil & Gas Holding Companies*
3. Mosenergo - *Utilities*
4. Unified Energy Systems - *Utilities*
5. Rostelecom - *Telecommunications*
6. Vimpel-Communications - *Telecommunications*
7. Sun Interbrew, Ltd. - *Brewers*
8. Norilsk Nickel - *Metals and Mining*
9. Sibneft - *Oil & Gas Holding Companies*
10. Samarasvyazinform - *Telecommunications*

## 3. Distribution Plan

The Fund has a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (''LFD''), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999 were $37,197 and are set forth in the statement of operations.

## 4. Redemption Fee

A fee is charged on the redemption of shares equal to 2% of the redemption price of shares of the Fund held less than 365 days that are being redeemed. Redemption fee proceeds will be applied to the Fund's aggregate expenses allocable to providing custody and redemption services, including transfer agent fees, postage, printing, telephone costs and employment costs relating to the handling and processing of redemptions. Any excess fee proceeds will be added to the Fund's capital. Total redemption fee proceeds for the six months ended June 30, 1999 were $225,662. The amount available for offset against Fund expenses was $91,530 and is set forth in the statement of operations. Excess fee proceeds of $134,132 were added to the Fund's capital.

## 5. Capital Stock

Transactions in capital stock were as follows:

| | Six months ended June 30, 1999 (unaudited) | | Year ended December 31, 1998 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Shares sold | 6,135,288 | $ 23,924,624 | 6,682,804 | $ 46,991,263 |
| Shares issued on reinvestment of dividends | — | — | 893,025 | 2,202,785 |
| Redemption fee proceeds | — | 134,132 | — | 367,463 |
| | 6,135,288 | 24,058,756 | 7,575,829 | 49,561,511 |
| Shares redeemed | (3,447,830) | (12,596,531) | (8,192,746) | (62,258,817) |
| Net increase (decrease) | 2,687,458 | $ 11,462,225 | (616,917) | $(12,697,306) |

## 6. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $12,398,316 and $4,923,045, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $6,584,808 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $42,119,956.

## Lexington
## Troika Dialog Russia Fund, Inc.

*Investment Adviser*

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

*Sub-Adviser*

TROIKA DIALOG ASSET MANAGEMENT
4 Romanov Pereulok
Moscow, 103009 Russia

*Distributor*

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

***All shareholder requests for services of any kind should be sent to:***

*Transfer Agent*

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

***Or call toll free:***
**Service and Sales: 1-800-526-0056**
**24 Hour Account Information:**
**1-800-526-0052**

**www.lexingtonfunds.com**

**(800) 526-0052**

**"LEXLINE"**

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Troika Dialog Russia Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX288-SAR6/99

# LEXINGTON TROIKA DIALOG RUSSIA FUND, INC.

Seeks long-term capital appreciation
through investments primarily in
the equity securities of
Russian Companies.

## Semi-Annual Report
## June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®